SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.     )*

BLACKSTONE / GSO LONG-SHORT CREDIT INCOME FUND
(Name of Issuer)

Series A Mandatory Redeemable Preferred Shares
(Title of Class of Securities)

09258*126
(CUSIP Number)

July 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Sun Life Assurance Company of Canada

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
10,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
50.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI, IC

1	NAMES OF REPORTING PERSONS
Sun Life Financial Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
50.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

Item 1(a).	Name of Issuer: Blackstone / GSO Long-Short Credit Income Fund

Item 1(b).	Address of Issuer's Principal Executive Offices: c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154

Item 2(a).	Name of Person Filing: (i) Sun Life Assurance Company of Canada (“SLOC”) (ii) Sun Life Financial Inc. (“SLF”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: SLOC and SLF: 150 King Street West Toronto, Ontario, Canada M5H 1J9

Item 2(c).	Citizenship: SLOC and SLF: Canada

Item 2(d).	Title of Class of Securities: Series A Mandatory Redeemable Preferred Shares

Item 2(e).	CUSIP Number: 09258*126

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Insurance Company .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a).	Amount beneficially owned:

(i)	SLOC:	10,000
(ii)	SLF:	10,000

(b).	Percent of class:

(i)	SLOC:	50.0%
(ii)	SLF:	50.0%

(c).	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

	(1) SLOC:	10,000
	(2) SLF:	0

(ii)	Shared power to vote or to direct the vote:

	(1) SLOC:	0
	(2) SLF:	10,000

(iii)	Sole power to dispose or to direct the disposition of:

	(1) SLOC:	10,000
	(2) SLF:	0

(iv)	Shared power to dispose or to direct the disposition of:

	(1) SLOC:	0
	(2) SLF:	10,000

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable

Item 8.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to insurance companies in Canada is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions.  I also undertake to furnish the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this single Statement on Schedule 13G in accordance with Rule 13d-1(k)(1).

Sun Life Assurance Company of Canada

Dated: August 3, 2016	By:	/s/ Randolph B. Brown
Name: Randolph B. Brown
Title: Authorized Signatory

Dated: August 3, 2016	By:	/s/ John T. Donnelly
Name: John T. Donnelly
Title: Authorized Signatory

Sun Life Financial Inc.

Dated: August 3, 2016	By:	/s/ Randolph B. Brown
Name: Randolph B. Brown
Title: Authorized Signatory

Dated: August 3, 2016	By:	/s/ John T. Donnelly
Name: John T. Donnelly
Title: Authorized Signatory

EXHIBIT 1
WHEREAS, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”), only one joint Statement and any amendments thereto need to be filed whenever one or more persons  are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:
Sun Life Assurance Company of Canada and Sun Life Financial Inc. do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file a Statement on Schedule 13G relating to their ownership of the Series A Mandatory Redeemable Preferred Shares of the Issuer, and do hereby further agree that said Statement on Schedule 13G shall be filed on behalf of each of them.

Sun Life Assurance Company of Canada

Dated: August 3, 2016	By:	/s/ Randolph B. Brown
Name: Randolph B. Brown
Title: Authorized Signatory

Dated: August 3, 2016	By:	/s/ John T. Donnelly
Name: John T. Donnelly
Title: Authorized Signatory

Sun Life Financial Inc.

Dated: August 3, 2016	By:	/s/ Randolph B. Brown
Name: Randolph B. Brown
Title: Authorized Signatory

Dated: August 3, 2016	By:	/s/ John T. Donnelly
Name: John T. Donnelly
Title: Authorized Signatory